SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING - 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

FACSIMILE: 81-3-5562-6202	E-MAIL ADDRESS

DIRECT DIAL: 81-3-5562-6211	dsneider@stblaw.com

April 4, 2008

BY EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	Mizuho Financial Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2007

Filed August 10, 2007

Response Letter dated October 12, 2007

Response Letter dated January 18, 2008

File No. 001-33098

Dear Ms. Blye:

We are writing this letter on behalf of our client, Mizuho Financial Group, Inc. (the “Company,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated March 18, 2007, addressed to Terunobu Maeda, the Company’s President and CEO, relating to the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2007 (the “2007 Form 20-F”) and our letters to you dated October 12, 2007 and January 18, 2007 (the “Response Letter”) that responded to the Staff’s comments in your earlier letters dated September 21, 2007 and November 29, 2007, respectively.

The Company’s responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

1.	We note your response to comments 2 and 3 of our letter dated November 29, 2007. We note also that, while the heading of the dedicated risk factor to which you refer in your response speaks of transactions with counterparties in “Iran and other countries designated by the U.S. … as state sponsors of terrorism,” the body of the risk factor discusses only your operations related to Iran. In future filings, please expand the risk factor text to make clear that, in addition to your Iran-related activities, you engage in trade financing related to entities in Cuba, North Korea, Sudan and Syria, the other countries designated as state sponsors of terrorism by the U.S. Department of State, and that you provide services involving, and engage in transactions with, banks located in those countries.

Response

In response to the Staff’s comment, the Company will expand the text of the specified risk factor in its future filings to make clear that, in addition to its Iran-related activities, it engages in trade financing related to entities in other countries designated as state sponsors of terrorism by the U.S. Department of State and that it provides services involving, and engages in transactions with, banks located in those countries, to the extent then applicable.

2.	We believe that it would be appropriate for future filings to include disclosure regarding the fact that you maintain correspondent banking relationships with, and provide extensions of credit to, entities that the U.S. Treasury Department has identified as facilitating the transfer of funds to terrorist organizations and/or providing support and services to designated proliferation firms. Please provide a copy of the disclosure to appear in future filings or advise.

Response

In response to the Staff’s comment, the Company will include the specified disclosure in its future filings, to the extent then applicable, by including disclosure substantially in the following form within the body of the risk factor referred to in 1 above:

We also provide extensions of credit to, and maintain correspondent banking accounts for and with, a number of banks in these countries that the U.S. Office of Foreign Assets Control identifies as “specially designated nationals” or that the U.S. Department of Treasury designates as a financial institution of primary money laundering concern under Section 311 of the USA PATRIOT Act of 2001.

*  *  *

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any assistance to the Staff in connection with its review of the responses above, please do not hesitate to contact, by fax or by email, David Sneider (fax: +81-3-5562-6202; email: dsneider@stblaw.com) or Taki Saito (fax: +81-3-5562-6202; tsaito@stblaw.com).

Very truly yours,

/s/ David Sneider
David Sneider

cc:	Mizuho Financial Group, Inc.

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